PERSONAL RETIREMENT MANAGER SERIES II
(B Share/C Share/I Share/L Share)
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
April 30, 2025

This product notice provides updated information about Personal Retirement Manager variable annuity Series II, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company, (collectively, “Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y178
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y186
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y566
Huntington Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y582
Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A114
Personal Retirement Manager C Share Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A163
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A122
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A171
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Personal Retirement Manager Series III and Huntington Personal Retirement Manager Series III.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com

c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 1, 2024. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:

Changes for all Contracts:
• Effective July 15, 2024, Franklin Advisers, Inc. was added as a Subadviser for Putnam VT Core Equity Fund, Putnam VT Large Cap Growth Fund, and Putnam VT Large Cap Value Fund.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges depending on the class of Contract that you own (i.e., B Share, C Share, I Share and L Share). Surrender charges may apply to both partial and full Surrenders.These surrender charges (if any) do not apply to certain types of withdrawals, such as withdrawals that do not exceed the annual amount that may be withdrawn without surrender charges.
•B Share. If you withdraw money from your contract within 9 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
•C Share. If you withdraw money from your contract within 3 years following your last premium payment, you may be assessed a surrender charge of up to 2% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
•I Share. No surrender charges.
•L Share. If you withdraw money from your contract within 5 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000 for a B Share contract or an L Share contract, or $2,000 for a C-Share contract. No surrender charges would apply to an I Share contract.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
2. Fee Summary 4. Information on Your Account b. Charges and Fees - Contingent Deferred Sales Charges (CDSC) - B, C, and L Share
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Fee Summary 4. Information on Your Account b. Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract (varies by contract class)	0.31%¹	1.51%¹
	Investment Options (fund fees and expenses)	0.39%²	2.44%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.75%[3]	2.50%[3]

1 As a percentage of average daily Sub-Account Values.
2 As a percentage of fund net assets.
3 As a percentage of average daily Contract Value or Payment Base, depending on the optional benefit selected.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $862	Highest Annual Cost: $8,208

	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive combination of contract classes and fund fees and expenses	•Most expensive combination of contract classes, optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.
2. Fee Summary

3. Management of the Contract - Fixed Accumulation Feature

4. Information on your Account
b. Charges and Fees - Sales Charges - Contingent Deferred Sales Charges (CDSC) - B, C and L Share Contracts Only

Appendix Tax

Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance. Performance can vary depending on the performance of the investment options that you choose under the contract (e.g., Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by by calling 1-800-862-6668.
	RESTRICTIONS		Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. Management of Your Contract 4. Information About Your Contract - a. Purchases and Contract Value

Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
5. Optional Death Benefits a-b 6. Optional Withdrawal Benefits a - b 7. Optional Accumulation Benefit
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59½.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
8. Other Information e. How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	4. Information on Your Contract a. Opening an Account - Replacement of Annuities

Appendix A — Investment Options Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y178
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y186
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y566
Huntington Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y582

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A114
Personal Retirement Manager C Share Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A163
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A122
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A171
Availability of Funds may vary by employer. Participants should reference their plan documents for a list of available Funds.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Investment options available under your specific Contract version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
See "Optional Benefit Investment Restrictions" following this table for information on investment restrictions.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.73%*	8.58%	4.14%	5.18%
U.S. Equity	AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.06%	9.72%	8.57%	7.36%
Fixed Income	American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	0.98%	(3.32)%	(2.65)%	(0.33)%
International Equity	American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	0.92%*	13.70%	7.04%	8.17%
International Equity	American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	1.15%*	2.12%	2.74%	5.54%
U.S. Equity	American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.84%	31.30%	18.53%	16.29%
U.S. Equity	American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	0.78%	23.92%	12.73%	11.93%
International Equity	American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	1.03%	2.93%	0.97%	3.75%
International Equity	American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	1.07%*	6.33%	4.29%	5.96%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Fixed Income	American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	0.73%*	0.98%	0.07%	1.42%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	0.75%*	18.85%	11.92%	9.99%
U.S. Equity	BlackRock Capital Appreciation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	1.04%*	31.93%	15.84%	14.77%
U.S. Equity	BlackRock Equity Dividend V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	0.92%*	9.71%	7.98%	8.79%
Allocation	BlackRock Global Allocation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	1.02%*	8.93%	5.72%	5.32%
Allocation	BlackRock Managed Volatility V.I. Fund - Class III Adviser: BlackRock Advisors, LLC Subadviser: BlackRock International Limited Edinburgh, United Kingdom, BlackRock Asset Management North Asia Limited, Hong Kong, and BlackRock (Singapore) Limited, 079912 Singapore	0.86%*	11.75%	4.80%	—%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	0.39%	24.52%	14.10%	—%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.81%	33.45%	16.74%	13.33%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.82%	17.18%	11.06%	8.94%
Fixed Income	Fidelity® VIP Strategic Income Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), FIL Investment Advisors (UK) Limited (FIA(UK)), and other investment advisers	0.89%	5.78%	2.54%	3.34%
Allocation	Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.82%*	7.08%	5.17%	5.16%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.26%	4.59%	6.31%	5.76%
Allocation	Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.04%	11.16%	5.64%	5.72%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	0.98%*	10.68%	10.19%	10.33%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	1.00%*	11.60%	8.27%	8.07%
Fixed Income	Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.14%*	3.98%	1.09%	1.89%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.92%	20.90%	11.22%	10.33%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.84%	25.10%	12.51%	12.42%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	12.42%	10.48%	10.28%
International Equity	Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.01%	8.08%	4.91%	5.24%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.77%	2.07%	0.02%	1.72%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.70%	4.91%	2.01%	1.52%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Allocation	Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%*	3.56%	2.51%	3.57%
U.S. Equity	Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%	25.29%	12.07%	9.15%
International Equity	Invesco V.I. EQV International Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.15%	0.34%	2.97%	4.10%
Money Market	Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	0.61%	4.72%	2.14%	1.39%
Fixed Income	Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	0.95%	1.47%	(0.40)%	0.67%
Fixed Income	Invesco V.I. High Yield Fund - Series II Adviser: Invesco Advisers, Inc.	1.14%	7.59%	2.72%	3.55%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.19%	16.79%	8.83%	7.68%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.20%	17.85%	10.60%	7.82%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.99%	6.72%	1.90%	3.73%
U.S. Equity	Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	1.08%*	16.65%	8.81%	7.91%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.93%	20.60%	10.37%	9.05%
U.S. Equity	LVIP American Century VP Mid Cap Value Fund - Service Class Adviser: American Century Investment Management, Inc.	1.01%*	8.52%	7.13%	7.87%
U.S. Equity	LVIP American Century VP Value Fund - Service Class Adviser: American Century Investment Management, Inc.	0.86%*	9.29%	8.41%	8.01%
U.S. Equity	MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	0.97%*	31.15%	14.46%	14.82%
U.S. Equity	MFS® New Discovery Series - Service Class Adviser: Massachusetts Financial Services Company	1.12%*	6.44%	4.71%	8.92%
Fixed Income	MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	0.78%*	2.33%	0.14%	1.64%
Allocation	MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	0.86%*	7.46%	5.89%	6.20%
U.S. Equity	MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	0.94%*	11.35%	7.76%	8.36%
Allocation	PIMCO All Asset Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC Subadviser: Research Affiliates	2.37%*	3.57%	4.31%	4.25%
Allocation	PIMCO Global Managed Asset Allocation Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	1.28%*	10.75%	6.03%	5.75%
International Equity	PIMCO StocksPLUS Global Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	0.87%*	13.37%	8.81%	7.67%
U.S. Equity	Putnam VT Core Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.93%	26.96%	16.06%	13.17%
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.89%	33.41%	17.91%	16.22%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.80%	19.14%	12.45%	10.88%
International Equity	Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.16%*	(1.08)%	2.49%	2.28%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Fixed Income	Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.85%*	(11.42)%	(4.93)%	(2.12)%
International Equity	Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	1.22%*	5.35%	4.49%	3.97%

*	Annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Personal Retirement Manager B-Share VA 2
Personal Retirement Manager C-Share VA 3
Personal Retirement Manager I-Share VA 2
Personal Retirement Manager L-Share VA 2
Huntington Personal Retirement Manager B-Share VA 2

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 113	2022 Series 213	2022 Series 313	2022 Series 413	2022 Series 513
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
MFS New Discovery Series	2%	2%	3%	4%	4%
Total	100%	100%	100%	100%	100%

APP A-4

Optional Benefit Investment Restrictions

1. Investment Restrictions For the Following Optional Benefits
Future6
Safety Plus

Applicable To The Following Contracts*
Personal Retirement Manager B-Share VA 2
Personal Retirement Manager C-Share VA 3
Personal Retirement Manager I-Share VA 2
Personal Retirement Manager L-Share VA 2
Huntington Personal Retirement Manager B-Share VA 2

You must choose one of the following models. The models will be re-balanced monthly.

PERSONAL PROTECTION PORTFOLIOS

Series 8054
Fund
BlackRock Managed Volatility V.I. Fund	50%
Hartford Capital Appreciation HLS Fund	20%
Hartford Dividend and Growth HLS Fund	20%
Hartford International Opportunities HLS Fund	10%
Total	100%

Series 8055
Fund
BlackRock Managed Volatility V.I. Fund	50%
Franklin Mutual Shares VIP Fund	20%
Franklin Rising Dividends VIP Fund	10%
Templeton Growth VIP Fund	20%
Total	100%

Series 8056
Fund
American Funds Growth Fund	20%
American Funds Growth-Income Fund	20%
American Funds International Fund	10%
BlackRock Managed Volatility V.I. Fund	50%
Total	100%

Series 8057
Fund
BlackRock Managed Volatility V.I. Fund	50%
BlackRock S&P 500 Index V.I. Fund	50%
Total	100%

APP A-5

Series 8058
Fund
BlackRock Managed Volatility V.I. Fund	50%
Fidelity VIP Contrafund Portfolio	20%
Invesco V.I. International Growth Fund	5%
MFS Value Series	20%
Templeton Foreign VIP Fund	5%
Total	100%

Series 8059
Fund
American Funds Growth-Income Fund	20%
BlackRock Managed Volatility V.I. Fund	50%
Hartford International Opportunities HLS Fund	10%
Invesco V.I. Core Equity Fund	20%
Total	100%

Series 8060
Fund
American Funds Washington Mutual Investors Fund	20%
BlackRock Managed Volatility V.I. Fund	50%
Hartford Dividend and Growth HLS Fund	20%
Templeton Foreign VIP Fund	10%
Total	100%

Series 8061
Fund
American Funds Growth Fund	20%
BlackRock Managed Volatility V.I. Fund	50%
Invesco V.I. International Growth Fund	10%
Lord Abbett Fundamental Equity Portfolio	20%
Total	100%

Series 8062
Fund
BlackRock Capital Appreciation V.I. Fund	17%
BlackRock Equity Dividend V.I. Fund	18%
BlackRock Managed Volatility V.I. Fund	50%
PIMCO StocksPLUS Global Portfolio	15%
Total	100%

APP A-6

Series 8096
Fund
BlackRock Managed Volatility V.I. Fund	50%
Invesco V.I. International Growth Fund	5%
LVIP American Century VP Value Fund	20%
Putnam VT Large Cap Growth Fund	20%
Templeton Foreign VIP Fund	5%
Total	100%

Investment Restrictions For
Future5
Maximum Anniversary Value III

Applicable To The Following Products*
Personal Retirement Manager B-Share VA 2
Personal Retirement Manager C-Share VA 3
Personal Retirement Manager I-Share VA 2
Personal Retirement Manager L-Share VA 2
Huntington Personal Retirement Manager B-Share VA 2

You may choose to invest in either the Portfolio Planner Asset Allocation Models, the Investment Strategy Models or approved individual Sub-Accounts. The Models will be re-balanced quarterly.

PORTFOLIO PLANNER ASSET ALLOCATION MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 113	2022 Series 213	2022 Series 313	2022 Series 413	2022 Series 513
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
MFS New Discovery Series	2%	2%	3%	4%	4%
Total	100%	100%	100%	100%	100%

INVESTMENT STRATEGIES MODELS

Series 8021
Fund
Hartford Capital Appreciation HLS Fund	33%
Hartford Dividend and Growth HLS Fund	33%
Hartford Total Return Bond HLS Fund	34%
Total	100%

APP A-7

Series 8022
Fund
Franklin Income VIP Fund	34%
Franklin Mutual Shares VIP Fund	33%
Templeton Growth VIP Fund	33%
Total	100%

Series 8063
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	25%
American Funds Growth-Income Fund	20%
American Funds International Fund	15%
American Funds The Bond Fund of America	30%
Total	100%

Series 8064
Fund
American Funds International Fund	25%
Franklin Income VIP Fund	25%
Hartford Disciplined Equity HLS Fund	25%
Hartford Total Return Bond HLS Fund	25%
Total	100%

Series 8089[1]
Fund
American Funds Capital World Growth and Income Fund	15%
Franklin Income VIP Fund	15%
Hartford Disciplined Equity HLS Fund	15%
Hartford Total Return Bond HLS Fund	25%
Invesco V.I. Government Money Market Fund	30%
Total	100%
[1]Series 8089 is available only to Huntington Personal Retirement Manager contract owners.

INDIVIDUAL SUB-ACCOUNTS
AB VPS Balanced Wealth Strategy Portfolio
BlackRock Global Allocation V.I. Fund
Invesco V.I. Balanced Risk Allocation Fund
MFS Total Return Series
PIMCO All Asset Portfolio
PIMCO Global Multi-Asset Managed Allocation Portfolio
APP A-8

Appendix A.1 - Investment Options by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Huntington Personal Retirement Manager Series II B Share (TL)	Personal Retirement Manager Series II B Share (TL/TLA)	Personal Retirement Manager Series II I Share (TL/TLA)	Personal Retirement Manager Series II L Share (TL/TLA)	Personal Retirement Manager Series III C Share (TL/TLA)
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X
AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X
American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
BlackRock Capital Appreciation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
BlackRock Equity Dividend V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
BlackRock Global Allocation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
BlackRock Managed Volatility V.I. Fund - Class III
Adviser: BlackRock Advisors, LLC
Subadviser: BlackRock International Limited Edinburgh, United Kingdom, BlackRock Asset Management North Asia Limited, Hong Kong, and BlackRock (Singapore) Limited, 079912 Singapore	X	X	X	X	X
BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X
Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X
Fidelity® VIP Strategic Income Portfolio - Service Class 2
Adviser: Fidelity Management & Research Company (FMR)
Subadviser: Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), FIL Investment Advisors (UK) Limited (FIA(UK)), and other investment advisers	X	X	X	X	X
Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	X	X	X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Huntington Personal Retirement Manager Series II B Share (TL)	Personal Retirement Manager Series II B Share (TL/TLA)	Personal Retirement Manager Series II I Share (TL/TLA)	Personal Retirement Manager Series II L Share (TL/TLA)	Personal Retirement Manager Series III C Share (TL/TLA)
Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	X	X	X	X	X
Franklin Rising Dividends VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. EQV International Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. High Yield Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Main Street Mid Cap Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X
Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X
Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X
LVIP American Century VP Mid Cap Value Fund - Service Class Adviser: American Century Investment Management, Inc.	X	X	X	X	X
LVIP American Century VP Value Fund - Service Class Adviser: American Century Investment Management, Inc.	X	X	X	X	X
MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
APP A.1-2

Portfolio Company and Adviser/Subadviser	Huntington Personal Retirement Manager Series II B Share (TL)	Personal Retirement Manager Series II B Share (TL/TLA)	Personal Retirement Manager Series II I Share (TL/TLA)	Personal Retirement Manager Series II L Share (TL/TLA)	Personal Retirement Manager Series III C Share (TL/TLA)
MFS® New Discovery Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
PIMCO All Asset Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC Subadviser: Research Affiliates	X	X	X	X	X
PIMCO Global Managed Asset Allocation Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	X	X	X	X	X
PIMCO StocksPLUS Global Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	X	X	X	X	X
Putnam VT Core Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	X	X	X	X	X
* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:     C000093059 PRM Series II TLIC
C000093060 Huntington PRM Series II TLIC
C000093061 PRM Series II TLA

APP A.1-3